Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

TIAN RUIXIANG HOLDINGS LTD

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON August 18, 2025

The undersigned shareholder of TIAN RUIXIANG Holdings Ltd, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 6, 2025, and hereby appoints TranShare Corporation or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on August 18, 2025, at 10:00 a.m., Beijing Time, at Room 918, Jingding Building, Xicheng District, Beijing, People’s Republic of China, and to vote all Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares.”)

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposal:

Resolved, as ordinary resolutions, that:

1.	with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the Board of Directors may determine in its sole discretion:

a.	All issued and authorised but unissued shares of the Company (collectively, the “Shares”) to be consolidated as follows:

I.	every five (5) class A ordinary shares of a par value of US$0.025 each into one (1) class A ordinary share of a par value of US$0.125 each; and

II.	every five (5) class B ordinary shares of a par value of US$0.025 each into one (1) class B ordinary share of a par value of US$0.125 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company will be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share.

If voting by mail, this proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to c/o Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

DETAH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly

using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

PROPOSAL NO.1:	FOR	___	AGAINST	___	ABSTAIN	___

This Proxy is solicited on behalf of the management of TIAN RUIXIANG Holdings Ltd This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: https://www.transhare.com/vote-your-proxy click on Vote Your Proxy, Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team, Transhare Corporation

17755 US Highway 19 N, Suite 140,

Clearwater, FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder	Signature of Joint Shareholder

Dated:	Dated: